Exhibit 3.1.2

ARTICLES OF AMENDMENT

April 6, 2004

(1)

BioElectronics Corporation

(2) a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation hereby amended as follows:

A. Article SIXTH is amended as follows: (i) the total number of shares of Common Stock which the Corporation shall have authority to issue is increased from 50,000,000 shares to 200,000,000 shares and (ii) the par value per share of the Common Stock is changed from $1.00 per share to $.001 per share.

B. A new Article TWELVETH is added as follows:

TWELVETH: The Board of Directors of the Corporation, upon the approval of the majority of the entire Board of Directors and without action by the stockholders of the Corporation, shall have the power to amend the Articles of Incorporation of the Corporation to increase or decrease the aggregate number of shares of capital stock that the Corporation has authority to issue or the number of shares of stock of any class that the Corporation has authority to issue.

This amendment of the charter of the Corporation has been approved by:

(4) The directors and the stockholder of the Corporation.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5)	/s/ Mary K. Whelan	(5)	/s/ Andrew J. Whelan
	Secretary		President

(6) Return address of filing party:

BioElectronics Corporation
5540 Hidden Waters Lane
Frederick, Maryland 21703